Exhibit 2.2

EXECUTION VERSION

STOCK PURCHASE AGREEMENT

This Stock Purchase Agreement (this “Agreement”) is entered into this 18th day of December, 2006, by and among Audiomex Export Corp. (“Audiomex”), a Texas corporation with address at 601 S. Royal Lane, Coppell, Texas 75019, and National Auto Center, Inc. (“NAC”), a Delaware corporation with an address at 601 S. Royal Lane, Coppell, Texas  75019, as sellers (collectively the “Sellers”), Soluciones Inalámbricas, S.A. de C.V. (“Soluciones”) and Prestadora de Servicios en Administración y Recursos Humanos, S.A. de C.V. (“Prestadora”) both corporations organized and existing under the laws of the United Mexican States (“Mexico”), with an address at Alberto Zamora No. 110, Colonia Barrio del Niño Jesus, Coyoacán, Mexico, D.F., as purchasers (collectively the “Purchasers”), and Celular Express, S.A. de C.V. (“Celular Express”), Celular Express Management, S.A. de C.V. (“Celular Express Management” and collectively with Celular Express, the “Acquired Companies”), CellStar México, S.A. de C.V. (“CellStar México”), Comunicación Inalámbrica Inteligente, S.A. de C.V. (“CII”), and the Series A Shareholders (as hereinafter defined).  CellStar International Corporation/SA (“CIC/SA”), a Delaware corporation with an address at 601 S. Royal Lane, Coppell, Texas 75019, CellStar Corporation and CellStar Ltd. join in execution of this Agreement to indicate their consent and agreement to certain provisions hereof.  Celular Express joins in this Agreement for, inter alia, indicating its agreement to convey the CII Series B Shares in the case of the Alternate Transaction.

RECITALS

A.                                   CIC/SA is the sole beneficial owner and holder of 49,500 shares representing 99.0% of the corporate capital of CellStar México (the “CellStar México Stock”).  Audiomex is and at the Closing will be the sole beneficial owner and holder of (i)

Confidential

                                                 1,179,539 shares representing 99.99% of the corporate capital of Celular Express (the “Celular Express Stock”), and (ii) 49,999 shares representing 99.99% of the corporate capital of Celular Express Management (the “Celular Express Management Stock” and with the Celular Express Stock shall be referred to herein as the “Audiomex Stock”).

B.                                     NAC is the sole beneficial owner and holder of (i) 500 shares representing 1.0 % of the corporate capital of CellStar México.  NAC is and at the Closing will also be the sole beneficial owner and holder of (i) 1 (one) share representing the .01% of the corporate capital of Celular Express (the “Remaining Celular Express Stock”), and (ii) 1 (one) share representing the .01% of the corporate capital of Celular Express Management (the “Remaining Celular Express Management Stock” and collectively with the Remaining Celular Express Stock, referred to herein as the “Remaining Stock”).

C.                                     Prior to the Closing Date, Celular Express will purchase (the “Cellstar Mexico Purchase”) the stock of Cellstar Mexico from CIC/SA and NAC with Celular Express will be the sole and beneficial owners and holders of 100% of the issued and outstanding shares of stock of Cellstar Mexico.  The Audiomex Stock and the Remaining Stock after giving effect to the Cellstar Mexico Purchase shall be hereinafter referred to as the “Stock”.

D.                                    Celular Express is the sole and beneficial owner and holder of 102,000 Series “B” shares representing 51% of the corporate capital of CII (the “CII Series B Shares”), while Messrs. Jose Kuri Harfush, Miguel Angel Kuri Haddad, Diego Rodrigo Kuri Haddad, Ricardo Kuri Haddad, Leonardo Kuri Haddad and Enrique

                                                Alarcon Cremoux (collectively the “Series A Shareholders”) are the sole and beneficial owners and holders of the remaining 98,000 series “A” shares representing 49% of the corporate capital of CII (the “CII Series A Shares”).  Celular Express owns the Fixed Assets (herein so called) that are used in the CII business.  The Fixed Assets are listed on the attached Exhibit “D”.  Celular Express also is entitled to receive the Telcel Residual (as hereinafter defined) which is part of the rights derived from the Telcel Contract (as hereinafter defined).

E.                                      Subject to the terms and conditions set forth herein, Soluciones desires to purchase the Audiomex Stock and Prestadora desires to purchase the Remaining Stock, provided that if such Stock purchase is not consummated by the Purchasers as provided herein, Soluciones, subject to the terms and conditions set forth herein, will acquire from Celular Express (i) the CII Series B Shares (ii) the Fixed Assets, described in Exhibit “D” of this Agreement, and (iii) the Telcel Residual.

F.                                      The Purchasers intend to cause the payment of part of the Consideration (as hereinafter defined) of the Stock by purchasing, either directly or through a third party designated by them, US $12 Million of the CellStar México Payable from CIC/SA for US $12 Million.

G.                                     Celular Express is a party to a Joint Venture Agreement (herein so called) dated April 26, 2005, between and among, inter alia, Celular Express and the Series A Shareholders.  The Series A Shareholders execute this Agreement, inter alia, to evidence their consent and agreement to be bound by the provisions hereof relating to their rights and interests as holders of the CII Series A Shares, including the provisions of Section 3 hereinbelow and for the other purposes of this Agreement.

H.                                    CellStar Ltd. owns (i) the trademarks and/or service marks “Celular Express”, “Celular Express Mucho Mas Que Telefonia Celular”, “Inovacion y Tecnologia Movil”, “Celex” and “Pin Virtual”, and registrations and applications therefor; (ii) the domain names “celularexpress.com.mx” and “celex.com.mx”; and (iii) the company names “Celular Express S.A. de C.V.”, “Celular Express Management S.A. de C.V.”, and “Sizemore International N.V.” (such marks, domain names and company names hereinafter collectively referred to as the “Transferred Intellectual Property”).

I.                                         CellStar Ltd. further owns the trademark and/or service mark “CellStar”, and the company name “CellStar Mexico S.A. de C.V.” (such mark and company name hereinafter collectively referred to as the “Licensed Intellectual Property”).

J.                                        CIC/SA joins in this Agreement to evidence its agreement, inter alia, to (i) sell the US $12 Million of the Celular Express Payable to the Purchasers or to any third party previously designated by them, if applicable upon the terms and on the conditions set forth herein.  Cellstar, Ltd. joins in this Agreement to evidence its agreement, inter alia, to transfer the Transferred Intellectual Property to Celular Express and grant the license to the Licensed Intellectual Property provided for in Section 11 of this Agreement.

K.                                    Cellstar Corporation joins in the execution of this Agreement for purposes of Section 22 and for the other purposes stated herein.

NOW, THEREFORE, the Sellers, the Purchasers, the Acquired Companies, Cellstar Mexico, the Series A Shareholders, CIC/SA, CellStar Corporation and CellStar, Ltd. for good and valuable consideration and intending to be legally bound, hereby agree as follows:

1.             Purchase.

(a)           Purchase of Stock and the Cellstar Mexico Payable.  Unless Purchasers give three business days’ notice prior to the Closing Date that they elect the Alternate Transaction (as hereinafter defined), subject to the terms and conditions set forth herein, Soluciones and Prestadora hereby agree (i) to purchase from Audiomex and NAC and Audiomex and NAC agree to sell, transfer and convey to Soluciones and Prestadora the Stock free and clear of all liens and encumbrances, including without limitation of the WFF Encumbrance and CapitalSource Encumbrance (as such terms are defined herein below), such purchase to be effective as of the Closing Date; and (ii) to purchase or cause the purchase of US $12 Million of the Cellstar Mexico Payable from CIC/SA.  In order for the transfer of the Stock to be legally effective, Audiomex, and NAC will deliver to Soluciones and Prestadora at Closing the stock certificates representing the Celular Express Stock and the Celular Express Management Stock duly endorsed in property in favor of Soluciones and Prestadora and a certificate issued by the Secretary of the Board of Directors of each of the Acquired Companies, dated the Closing Date, stating that such transfers have been recorded in the Stock Registry Books of the Acquired Companies.  Celular Express will also deliver duly executed documents evidencing the acquisition by Ceuluar Express of the stock of Cellstar México effective prior to the Closing Date.  CIC/SA will execute an assignment of $12 Million of the Cellstar Mexico Payable to

Purchasers or their designee.  The transaction provided for in this Section 1(a) shall be referred to herein sometimes as the “Stock Sale”.

(b)           Alternate Transaction.  Upon three business days prior notice to Sellers, the Purchasers may elect not to consummate the Stock Sale as set forth in paragraph (a) of this Section 1 (such election shall be deemed to have been made if Purchasers do not deliver the Consideration (hereinafter defined) at the Closing).  In such event, Soluciones, subject to the terms and conditions set forth herein, shall purchase from Celular Express and Celular Express shall sell, transfer and convey to Soluciones the CII Series B Stock, the purchase of which shall be effective as of the Closing Date.  Prior to such sale, Celular Express will sell and assign to CII the Fixed Assets (described on Exhibit D attached hereto) and the Telcel Contract (including the Telcel Residual deriving from the Telcel Contract).  The purchase of the CII Series B Shares shall be referred to herein as the “Alternate Transaction”.  For purposes of this Agreement, “Telcel Contract” shall mean the Distribution Agreement (Contrato de Distribuidor Autorizado) executed by and between Celular Express and Radiomovil Dipsa, S.A. de C.V. dated July 10, 1992, and all of the rights and obligations deriving from the same, including without limitation, the rights to receive any future commission therefrom (the “Telcel Residual”).  In connection with the Alternate Transaction, CII assume all of Celular Express’s liability on all facility and equipment leases comprising the Fixed Assets.

2.             Consideration.

(a)           Stock Sale.  Unless Purchasers elect the Alternate Transaction described in Section 1(b), Soluciones and Prestadora shall deliver to Audiomex and NAC at Closing the sum of US $8 Million (US $8,000,000) as the purchase price of the Stock, and (ii) the

Purchasers shall purchase or cause the purchase of US $12 Million of the CellStar México Payable from CIC/SA for US $12 Million (US $12,000,000).  The US $20 Million payments provided for herein are referred to hereinafter as the “Consideration”.

(b)           Alternate Transaction.  If the Purchasers elect to consummate the Alternate Transaction, then Soluciones shall purchase from Celular Express the CII Series B Stock in exchange for the payment by Soluciones to Celular Express, at Closing, of the sum of US $13,000,000 (the “Alternate Transaction Consideration”).  Such $13,000,000 may be paid by a Celular Express draw on the Letter of Credit.

(c)           Taxes.  At the Closing, the Sellers, in accordance with the provisions of the Mexican Income Tax Law, shall issue a written statement to Purchasers asserting that Sellers will file a tax return with respect to, as the case may be, the Stock Sale or the Alternative Transaction.  In either event, Sellers shall engage a registered Mexican certified public accountant to issue a tax audit opinion regarding Sellers’ tax liability for the Stock Sale or, in the case of the Alternate Transaction, Celular Express’ tax liability and such accountant will (i) file a notice with the tax authorities indicating that the Stock Sale or, as the case may be, the Alternate Transaction, will be audited, and (ii) file an audit report with respect to the Stock Sale or the Alternate Transaction with the tax authorities. Once such audit is concluded Sellers shall pay directly all taxes associated with the Stock Sale or the Alternate Transaction to the Mexican tax authorities in accordance with applicable legal requirements.

3.             Letter of Credit.  Upon the execution of this Agreement, the Purchasers shall deliver to Celular Express a Letter of Credit (herein so called) in the sum of US $13 Million (US $13,000,000) drawn upon a Mexican financial institution reasonably acceptable to Celular

Express, which Letter of Credit shall be payable to Celular Express in the event Purchasers default in their obligation to pay the Consideration provided for in Section 2(a) or the Alternative Transaction Consideration provided for in Section 2(b).  The Letter of Credit shall be in the form of the letter of credit attached hereto as Exhibit “A”.

4.             Management until Closing.  CellStar Corporation, Cellstar Ltd. and the Sellers covenant and agree that, from and after the execution hereof through the Closing Date, they will manage or cause management of the Acquired Companies and CellStar Mexico in the ordinary course of business, in accordance to past practice and under the standards of the industry, and further covenant and agree that neither of them, nor any of their corresponding direct or indirect subsidiaries, will cause any dividend distribution, return of capital, or other payment of any kind from either of the Acquired Companies, Cellstar México or CII (other than those payments or dividends expressly permitted hereunder); provided, however, the Acquired Companies and CellStar Mexico shall continue to pay management and other fees to CellStar, Ltd. in a monthly amount equal to, or less than, the average of the 10 (ten) first months of fiscal year 2006.  The Acquired Companies and CellStar México will make their accounting records reasonably available to Purchasers for purposes of confirming compliance with this Section 4.

5.             Representations of Sellers.  The Sellers, the Acquired Companies and CellStar Mexico hereby represent and warrant to Purchasers, as of the date of this Agreement and as of the Closing Date, as follows:

(a)           Good Standing.  Each of the Sellers is a corporation, duly organized, validly existing and in good standing under the laws of the State of Texas and has all requisite corporate power and authority to own, lease and operate its properties and to carry on its business as now being conducted. Each of the Sellers  is duly qualified to do business and is in good standing in such jurisdiction in which such qualification is necessary because of the property owned, leased or operated by it or because of the nature of its businesses as now being conducted, except for those jurisdictions where the failure to be so qualified would not reasonably be expected to have, a material adverse effect on the Sellers, or the ability of Sellers to perform their obligations under this Agreement, or any other instrument to be delivered by Sellers in connection herewith.

(b)           Title.  The Sellers are (or on the Closing Date will be) the sole owners of all of the issued and outstanding shares of stock of the Acquired Companies free and clear of any mortgages, pledges, liens, encumbrances, charges, restrictions on transfer, security interests, options, warrants, purchase rights, contracts, commitments, equities, claims, demands, rights of first refusal or first offer, voting agreements or other limitations except for (i) the security interest granted pursuant to that certain Loan and Security Agreement dated as of September 28, 2001, as from time to time amended, between CellStar Corporation and certain of its subsidiaries, including Audiomex, as borrowers, Wells Fargo Foothill as Arranger, Administrative Agent and a Lender, and the Lenders signatories thereto (the “WFF Encumbrance”), (ii) the security interest granted pursuant to that certain Term Loan and Security Agreement dated as of August 31, 2006, as from time to time amended, between CellStar Corporation and certain of its subsidiaries, including Audiomex, as borrowers, CapitalSource Finance, LLC as Arranger, Administrative Agent and a Lender, and the Lenders signatories thereto (the “CapitalSource Encumbrance”), and (iii) the purchase and sale contemplated by this Agreement.  Upon the satisfaction of the Sellers Conditions under this Agreement, the Purchasers will receive from Sellers  at the Closing the stock certificates representing

100% of the shares of Stock of the Acquired Companies duly endorsed in property in favor of Purchasers, as applicable,  free and clear of any mortgages, pledges, liens, encumbrances, charges, restrictions on transfer, security interests, options, warrants, purchase rights, contracts, commitments, equities, claims, demands, rights of first refusal or first offer, voting agreements or other limitations, including the WFF Encumbrance and the Capital Source Encumbrance.

(c)           Capitalization.  (i) The authorized equity securities of CellStar México consist of 50,000 shares of common stock, par value one (1) Peso per share, of which 49,500 shares are owned by CIC/SA and 500 shares are owned by NAC.  On the Closing Date, the Cellstar Mexico Purchase will have been consummated and effective for all purposes; (ii) The authorized equity securities of Celular Express consist of 1,179,540 shares of common stock, par value one hundred (100) Pesos per share, of which 1,179,539 shares are owned by Audiomex and 1 share is owned by NAC.  Audiomex will be, on the Closing Date, the record and beneficial owner and holder of 1,179,539 shares representative of the corporate capital of Celular Express and NAC will be on the Closing Date the record and beneficial owner and holder of 1 share representative of the corporate capital of Celular Express; (iii) the authorized equity securities of Celular Express Management consist of 50,000 shares of common stock, par value one (1) Peso per share, of which 49,999 shares will be owned by Audiomex on the Closing Date, and 1 share will be owned by NAC.  Audiomex will be, on the Closing Date, the record and beneficial owner and holder of 49,999 shares representative of the corporate capital of Celular Express Management and NAC will be on the Closing Date the record and beneficial owner and holder of 1 share representative of the corporate capital of Celular Express

Management.  Celular Express owns and will on the Closing Date be the beneficial owner and holder of 102,000 shares of CII Series B Stock.  Prior to the Closing Date, the Sellers will cause any amount owed by any of the Acquired Companies, Cellstar Mexico and/or by CII to any of the Sellers, to CellStar Corporation, to CellStar Ltd. or to any of their corresponding Affiliates in excess of US $12 Million to be capitalized.  Celular Express owns and will on the Closing Date be the beneficial owner and holder of 102,000 shares of CII Series B Stock and 50,000 shares of Cellstar Mexico Stock.

For purposes of this Agreement, the term “Affiliate” shall mean, with respect to any Person, (i) any other Person directly or indirectly controlling, controlled by, or under common control with, such Person, provided that a Person shall be deemed to “control” another Person if such Person possesses, directly or indirectly, the power to direct or cause the direction of the management or policies of such other Person, whether through the ownership of voting securities, by contract or otherwise, (ii) any trust in which such Person appears as a beneficiary of the same, (iii) any director, nominee for election as a director or executive officer of such Person and (iv) if a natural Person, his/her spouse, his/her relatives up to the second degree, or the relatives of his/her spouse up to the second degree.

(d)           Authority.  The Sellers have, or at the closing will have, all requisite corporate power and authority to execute, deliver and perform their obligations under this Agreement and to sell, assign, transfer and deliver the  Celular Express Stock and the Celular Express Management Stock to Purchasers, as applicable  at the Closing.  This Agreement has been duly executed and delivered by the Sellers and constitutes the valid and binding obligation of Sellers enforceable in accordance with its terms, subject to bankruptcy, insolvency, moratorium, reorganization, and other laws affecting creditors’ rights generally and to limitations by reason of the availability of equitable remedies.  The execution and delivery of this Agreement by Sellers and the performance of their obligations hereunder and the consummation of the transactions contemplated hereby will not (i) conflict with or result in any breach of any of the terms, conditions or provisions of, or constitute a default under, or require a consent or waiver under any indenture, lease, agreement or other instrument to which the Sellers are party or by which they or any of their properties are bound, except as would not, either individually or in the aggregate, have a material adverse effect on Sellers, CellStar Mexico or any of the Acquired Companies (other than such consents as are to be obtained prior to or upon the Closing Date), or (ii) require any consent, approval or authorization of, or declaration or filing with, any governmental authority, except where the failure to obtain one of the foregoing would not, either individually or in the aggregate, have a material adverse effect on Sellers, CellStar Mexico or any of the Acquired Companies (other than such consents, approvals, authorizations or filings as are to be obtained prior to the Closing Date).

(e)           No Other Rights, Ownership Interests or Adverse Claims.  No person or entity, has any option, warrant, subscription, or other right or agreement to acquire any interest in any of the assets or rights of Sellers, including Sellers’ 100% interest in the CellStar Mexico Stock, Celular Express Stock, and Celular Express Management Stock.  To Sellers’ knowledge, none of Sellers’ assets are encumbered or subject to any lien or adverse claim, except for the WFF and CapitalSource Encumbrances.

(f)            Organization of Acquired Companies.  Each of the Acquired Companies and CellStar Mexico is a sociedad anómina de capital variable duly organized and validly existing under the laws of Mexico, is in good standing under the laws of Mexico and has all requisite corporate or other power and authority to own, lease and operate its properties and to carry on its businesses as now being conducted.  Each of the Acquired Companies and CellStar Mexico is duly qualified to do business and is in good standing in each jurisdiction in which such qualification is necessary because of the property owned, leased or operated by it or because of the nature of its businesses as now being conducted, except for those jurisdictions where the failure to be so qualified would not reasonably be expected to have a material adverse effect on the Acquired Companies, taken as a whole. The Shareholders’ and Board of Directors’ Meetings minutes of the Acquired Companies and CellStar Mexico are complete and accurate. The Shareholders’ and Board of Directors’ Meetings minutes of the Acquired Companies and CellStar Mexico contain each and all of the resolutions that, pursuant to the Mexican General Law of Business Organizations (Ley General de Sociedades Mercantiles) need to be adopted by the shareholders or the directors of the Acquired Companies and CellStar Mexico. All the records, books, deeds and written information of the Acquired Companies and CellStar Mexico reflect the current legal, financial, corporate, operational and tax status of each of the Acquired Companies and CellStar Mexico.

(g)           Management of Acquired Companies.  To the Sellers’ knowledge, the Acquired Companies and CellStar Mexico have been managed, administered and operated according with sound commercial practices and applicable law, and will continue to be managed, administered and operated in such manner as from the date of this Agreement to the Closing Date.

(h)           Books and Records of the Acquired Companies.  To the Sellers’ knowledge, the books of account, minute books, stock record books, and other records of the Acquired Companies and CellStar Mexico are complete and correct and have been maintained in accordance with sound business practices and the requirements of the Mexican General Law of Business Organizations of the United Mexican States, including the requirement of maintaining an adequate system of internal controls.

(i)            Subsidiaries of the Acquired Companies.  Sizemore Netherlands Holdings, N.V. is the only subsidiary of the Acquired Companies other than Celular Express’ interest in CII and, at closing, in CellStar Mexico.  All the outstanding shares of equity securities of each such subsidiary have been duly authorized and validly issued and are fully paid and non-assessable and are not subject to any lien and are not subject to or issued in violation of any other right of first refusal, preemptive right or similar right under any provisions of the Mexican General Law of Business Organizations, the corporate by-laws of the subsidiaries or any other agreement.

(j)            Litigation Regarding the Transaction.  To the knowledge of the Sellers, there are no claims pending or threatened against Sellers, CellStar Mexico or the Acquired Companies before or by any governmental authority or any third party that threatens or challenges the validity of this Agreement, any agreement or document to be delivered in connection herewith or any action taken or to be taken by Sellers, CellStar Mexico or the Acquired Companies in connection with, or which seeks to enjoin or obtain monetary damages in respect of, the consummation of the transactions contemplated hereby.

(k)           Compliance; Litigation; Governmental Authorizations.  Each of the Acquired Companies and CellStar Mexico has complied and is in compliance in all material respects with the licenses and all permits and legal requirements applicable to each of them.  Neither the Acquired Companies nor CellStar Mexico have received any written communication from any governmental authority alleging that the Acquired Companies or CellStar Mexico, as applicable, are not in compliance in any material respect with the legal requirements applicable to them. There are no pending or threatened investigations to the Acquired Companies or CellStar Mexico by any governmental authority other than a tax audit for tax year 2001. There are no material claims that, to the knowledge of the Acquired Companies or CellStar Mexico, would have a material adverse effect on the Acquired Companies or CellStar Mexico, are pending, or threatened against or relating to the Acquired Companies or CellStar Mexico, at law or in equity, before or by any governmental authority or third party. All permits necessary for the Acquired Companies and CellStar Mexico to conduct their business as presently conducted are in full force and effect, no violations are or have been recorded with respect to any permit, to the knowledge of Sellers, no proceeding is pending or, threatened to revoke or limit any permit, and there is no basis for any such proceeding, and the consummation of the transactions contemplated by this Agreement will not result in the non-renewal, revocation or termination of, or the imposition of any material limitations on, any such permit. To the knowledge of the Acquired Companies and the Sellers, no event has occurred nor have the Acquired Companies or CellStar Mexico failed to take any action which, with the passage of time or giving notice or both, would result in a breach of or default by the Acquired Companies or CellStar Mexico under the licenses or permits of such entities, or give any person the right to accelerate the maturity or performance thereof or the right to cancel, terminate or modify such licenses or permits.

(l)            Absence of Changes. Since its organization, each of CellStar Mexico and each of the Acquired Companies has conducted itself in the ordinary course of business and in a manner that is commercially reasonable.  Without limiting the generality of the foregoing, since January 1st, 2006, to the knowledge of the Acquired Companies and the Sellers, there has not been: (i) any event, occurrence or development or state of circumstances or facts that has had or would reasonably be expected to have a material adverse effect on CellStar Mexico and/or the Acquired Companies, taken as a whole, or to materially delay the consummation of the transactions contemplated hereby, except for macroeconomic factors or events derived from a material change in national or international financial conditions; (ii) any material damage, destruction or loss (whether or not covered by insurance) affecting any material assets of CellStar Mexico or any of the Acquired Companies, except for an insured cargo loss arising from the theft of a vehicle; (iii) any termination or threatened termination of any agreement that is material to the business of CellStar Mexico or any of the Acquired Companies, as applicable; (iv) any employee related problem or loss of employees or customers that had or would reasonably be expected to have a material adverse effect on CellStar Mexico or any of the Acquired Companies, taken as a whole; (v) the sale, transfer, distribution, lease or other disposition of any assets in excess, in the aggregate, of US $100,000 except in the ordinary course of business and in a manner that is commercially reasonable; (vi) any entering into or implementation of any material transaction other than in the ordinary course of business and in a manner that is commercially reasonable; (vii) the incurrence of any material obligation or liability except in the ordinary course of business and in a manner that is commercially reasonable; (viii) any payment, discharge or satisfaction of any obligation or liability or forgiveness or other cancellation of any debts or claims or waiving of any rights (whether accrued, absolute, contingent or otherwise) other than immaterial obligations, liabilities, debts, claims or rights or by the payment, discharge or satisfaction in the ordinary course of business and in a manner that is commercially reasonable; (ix) any loan, other than in the ordinary course of business and in a manner that is commercially reasonable; (x) other than the WFF Encumbrance and the Capital Source Encumbrance, the creation of any lien on, or any assignment or other disposition of, any assets of CellStar Mexico or any of the Acquired Companies except in the ordinary course of business and in a manner that is commercially reasonable; (xi) the declaration, setting aside for payment of or making or payment of any dividend or distribution (whether in cash, stock or property) on any equity securities of CellStar Mexico or any of the Acquired Companies or the making of any payment on account of the purchase, redemption, retirement or acquisition of any equity securities of CellStar Mexico or any of the Acquired Companies (other than pursuant to employee compensation or benefit plans in the ordinary course of business and in a manner that is commercially reasonable); (xii) any write-off as uncollectible of any notes or accounts receivable of CellStar Mexico or any of the Acquired Companies other than in immaterial amounts or in the ordinary course of business and in a manner that is commercially reasonable; (xiii) any change in any method of accounting by the Acquired Companies or CellStar Mexico  except as may be required as a result of changes in the applicable accounting principles; and (xiv) any action or omission to take any action, or any agreement or commitment to take any action or omit to take any action, that is reasonably likely to result in the occurrence of  any of the foregoing.

(m)          Accounting Records.  To the Sellers’ knowledge, each of the Acquired Companies and CellStar Mexico maintain records which accurately and validly reflect transactions conducted by them in reasonable detail, and maintain accounting controls, policies and procedures sufficient to ensure that such transactions are (i) executed in accordance with its management’s general or specific authorization and (ii) recorded in a manner which permits the preparation of financial statements in accordance with the general accounting and financial principles in effect. To the Sellers’ knowledge, the books and records (i) are in all material respects accurate and correct, (ii) have been maintained in all material respects in the ordinary course of business of CellStar Mexico and each of the Acquired Companies and in accordance with all applicable accounting requirements, and (iii) reflect in all material respects the substance of events and transactions that should be included therein.

(n)           Real Property; Personal Property; Condition of Property.  Each of the Acquired Companies and CellStar Mexico have good, valid and indefeasible title to all of their properties and assets (real and personal, tangible and intangible), free and clear of all liens, including, without limitation, all of the properties and assets reflected in their respective financial statements, except as indicated in the notes thereto.  The assets, whether tangible or intangible, owned or leased by each of the Acquired Companies or

CellStar Mexico include all of the assets necessary for the Acquired Companies and CellStar Mexico to conduct their business as they are currently being conducted.

(o)           Intellectual Property.  To the extent that the Acquired Companies and CellStar Mexico have rights to intellectual property pursuant to a license or other contract, (i) each such license or other contract is valid and binding, (ii) each such license or contract is in full force and effect, (iii) the Acquired Companies and CellStar Mexico, as the case may be, are not in default under or in material breach of any such license or other contract, and, (iv) none of the licensors are in default under or in material breach of any such license or other contract pursuant to which the Acquired Companies and CellStar Mexico have rights to intellectual property.

(p)           Taxes.  Each of the Acquired Companies and CellStar Mexico have filed all federal, state, local and foreign tax returns and tax reports required to be filed by each of them.  All such returns and reports were true, correct and complete in all material respects when filed or, if not true, correct and complete when filed, appropriate amendments to such returns and reports have been filed so that such filed returns and reports, as amended, are true, correct and complete.  All federal, state, local and foreign income, profits, franchise, sales, use, occupation, property, excise, employment and other taxes (including interest, penalties and withholdings of tax) (“Taxes”) due from and payable by the Acquired Companies and CellStar Mexico prior to the date hereof and as of the Closing Date have been fully paid on a timely basis, except for Taxes being contested in good faith with respect to which, adequate reserves have been established.

(q)           Insurance.  Each of the Acquired Companies and CellStar Mexico have insurance coverage as reasonably and commercially required. All policies to which any

Acquired Company or CellStar Mexico is a party or that provide coverage to any Seller, any Acquired Company, CellStar Mexico, or any director or officer of an Acquired Company or of CellStar Mexico: (i) are valid, outstanding, and enforceable; (ii) are issued by an insurer that is financially sound and reputable; (iii) taken together, provide adequate insurance coverage for the assets and the operations of the Acquired Companies and CellStar Mexico for all risks to which the Acquired Companies and CellStar Mexico are normally exposed; and (iv) are sufficient for compliance with all legal requirements and contracts to which CellStar Mexico or any Acquired Company is a party or by which any of them is bound.  To Sellers’ knowledge, neither CellStar Mexico nor any Acquired Company has received (A) any refusal of coverage or any notice that a defense will be afforded with reservation of rights, or (B) any notice of cancellation or any other indication that any insurance policy is no longer in full force or effect or will not be renewed or that the issuer of any policy is not willing or able to perform its obligations thereunder.  To Sellers’ knowledge, the Acquired Companies and CellStar Mexico have paid all premiums due, and have otherwise performed all of their respective obligations, under each policy to which CellStar Mexico or any Acquired Company is a party or that provides coverage to CellStar Mexico or any Acquired Company or director thereof.  The Acquired Companies and CellStar Mexico have given notice to the insurer of all claims that may be insured thereby.

(r)            Contracts; No Defaults.  To Sellers’ knowledge, each of and CellStar Mexico and each Acquired Company is, and at all times has been, in full compliance with all applicable terms and requirements of each contract and agreement under which and CellStar Mexico or such Acquired Company has or had any obligation or liability or by which CellStar Mexico or such Acquired Company or any of the assets owned or used by CellStar Mexico or such Acquired Company is or was bound, including without limitation certain provider agreement executed with Radiomovil Dipsa, S.A. de C.V. To Sellers’ knowledge, no event has occurred or circumstance exists that (with or without notice or lapse of time) may contravene, conflict with, or result in a violation or breach of, or give CellStar Mexico or any Acquired Company or other person the right to declare a default or exercise any remedy under, or to accelerate the maturity or performance of, or to cancel, terminate, or modify, any contract or agreement, and neither CellStar Mexico nor any Acquired Company has given to or received from any other person, any notice or other communication (whether oral or written) regarding any actual, alleged, possible, or potential violation or breach of, or default under, any contract or agreement.  To Sellers’ knowledge, there are no renegotiations of, attempts to renegotiate, or outstanding rights to renegotiate any material amounts paid or payable to CellStar Mexico or any Acquired Company under current or completed contracts with any person and no such person has made written demand for such renegotiation.  To Sellers’ knowledge, the contracts relating to the sale, design, manufacture, or provision of products or services by the Acquired Companies and CellStar Mexico have been entered into in the ordinary course of business and have been entered into without the commission of any act alone or in concert with any other person, or any consideration having been paid or promised, that is or would be in violation of any legal requirement.

(s)           Employee and Labor Relationships.  Except as set forth on Schedule 5(s), each of CellStar Mexico and each Acquired Company is in compliance with all legal requirements respecting employment and employment practices, terms and conditions of employment, wages and hours, including legal requirements of the United Mexican States contained in the Ley Federal del Trabajo (Federal Labor Law), the Ley de los Sistemas de Ahorro para el Retiro (Pension Saving Systems Law), and the Ley del Instituto del Fondo Nacional de la Vivienda para los Trabajadores (Law of the National Workers’ Housing Fund Institute) (collectively the “Mexican Labor Laws”).  There is no proceeding filed or threatened to be filed against any of the Acquired Companies or CellStar Mexico before any federal, state or local governmental or quasi-governmental agency or governmental body alleging violation of the Mexican Labor Laws.  Each of the Acquired Companies and CellStar Mexico have complied with all applicable provisions of the Mexican Labor Laws and all other legal requirements, including the provisions relative to wages, hours, collective bargaining, payment of social security quotas, immigration laws and the employment of non-Mexican citizens, and none of the Acquired Companies or CellStar Mexico is liable for any arrears of wages or any Taxes, quotas or penalties for failure to comply with any of the foregoing. No employee, worker, director or officer of CellStar Mexico or any Acquired Company is a party to, or is otherwise bound by, any agreement or arrangement, including any confidentiality, non-competition, or proprietary rights agreement, between such employee, worker, director or officer and any other person (“Proprietary Rights Agreement”) that in any way adversely affects or will affect (i) the performance of his duties as an employee, worker, or subcontractor of CellStar Mexico or any Acquired Company, or (ii) the ability of CellStar Mexico or any Acquired Company to conduct its business, including any Proprietary Rights Agreement with Sellers, CellStar Mexico or any Acquired Company by any such employee, worker, director or officer. There is no labor strike, slow down, picketing, work stoppage or other similar labor action, and, no such action has been threatened, against or affecting the Acquired Companies or CellStar Mexico.

(t)            Environmental Matters.  To Sellers’ knowledge, the Acquired Companies and CellStar Mexico have been and are in compliance, in all material respects, with all applicable legal requirements, which compliance includes the possession by the Acquired Companies and CellStar Mexico of all permits required under applicable environmental laws, and compliance with the terms and conditions thereof (any such legal requirement an “EHS Law”), relating to: (i) protection, preservation, improvement, remediation or cleanup of the environment or natural resources (including ambient air, surface water, ground water, land surface or subsurface strata); (ii) the manufacture, use, handling, storage, treatment, recycling, transportation, disposal or release, including investigation and clean-up of such release or threatened released, of or exposure to any chemical substance or toxic, hazardous or deleterious material, waste or agent, pollutants, contaminants, petroleum and petroleum products and any other substance that is now regulated by any EHS Law or that is otherwise a danger to health, reproduction or the environment; or (iii) health and safety. To the knowledge of Sellers, there has been no proceeding, claim, notice or complaint pending or, threatened against the Acquired Companies or CellStar Mexico relating to noncompliance with, or liabilities or obligations pursuant to, any EHS Law.

(u)           Financial Statements.  Sellers have delivered to Purchasers the audited financial statements of each of the Acquired Companies and CellStar Mexico as of December 31, 2005 and the internal financial statements of such Acquired Companies and CellStar Mexico as of November 30, 2006.  Such financial statements and notes fairly present the financial condition and the results of operations, changes in stockholders’ equity, and cash flow of the Acquired Companies and CellStar Mexico as at the respective dates of and for the periods referred to in such financial statements, all in accordance with applicable generally accepted accounting and financial principles.  To Sellers’ knowledge (i) the Financial Statements of the Acquired Companies and CellStar Mexico do not contain any incorrect, false or inconsistent entry and the Acquired Companies and CellStar Mexico do not have any other financial or tax debt or liability other than those expressly contained therein; and (ii) there is no obligation assumed by any of the Acquired Companies or CellStar Mexico out of their ordinary course of business that is not reflected in the Financial Statements of the Acquired Companies or CellStar Mexico. As of the date of this Agreement and as of the Closing Date, CellStar Mexico and the Acquired Companies, on a consolidated basis, shall have a net working capital of at least US $10 Million.  For the avoidance of doubt, the working capital of CII shall not be included in the calculation of net working capital of the Acquired Companies.

(v)           Condition and Sufficiency of Assets.  The offices, distributions centers and locations of the Acquired Companies and CellStar Mexico are structurally sound, are in good operating condition and repair, and are adequate for the uses to which they are being put, and none of such locations (including equipment) is in need of maintenance or repairs except for ordinary, routine maintenance and repairs that are not material in nature or cost. Such locations and equipment are sufficient for the continued conduct of the Acquired Companies’ and CellStar’s businesses after the Closing in substantially the same manner as conducted prior to the Closing.

(w)          Accounts Receivable.  All accounts receivable of the Acquired Companies and CellStar Mexico that are reflected on the Financial Statements or on the accounting records of the Acquired Companies and CellStar Mexico as of the Closing Date (collectively, the “Accounts Receivable”) represent or will represent valid obligations arising from sales actually made or services actually performed in the ordinary course of business.  Unless paid prior to the Closing Date, the Accounts Receivable are or will be as of the Closing Date current and collectible net of the respective reserves shown on the Financial Statements or on the accounting records of the Acquired Companies and CellStar Mexico as of the Closing Date (which reserves are adequate and calculated consistent with past practice and, in the case of the reserve as of the Closing Date, will not represent a greater percentage of the Accounts Receivable as of the Closing Date than the reserve reflected in the Financial Statements represented of the Accounts Receivable reflected therein and will not represent a material adverse change in the composition of such Accounts Receivable in terms of aging).  There is no contest, claim, or right of set-off, other than returns in the ordinary course of business, under any contract with any obligor of an Accounts Receivable relating to the amount or validity of such Accounts Receivable.

(x)            Inventory.  All inventory owned or otherwise held by the Acquired Companies and CellStar Mexico, whether or not reflected in the Financial Statements, consists of a quality and quantity usable and salable in the ordinary course of business, except for obsolete items and items of below-standard quality, all of which have been written off or written down to net realizable value in the Financial Statements or on the accounting records of the Acquired Companies and CellStar Mexico as of the Closing

Date, as the case may be.  All inventory owned or otherwise held by the Acquired Companies and CellStar Mexico and not written off has been priced at the lower of cost or market.  The quantities of each item of inventory owned or otherwise held by the Acquired Companies and CellStar Mexico (whether raw materials, work-in-process, or finished goods) are not excessive, but are reasonable in the present circumstances of the Acquired Companies and CellStar Mexico.

(y)           No Undisclosed Liabilities.  The Acquired Companies and CellStar Mexico have no liabilities, debt, guaranties or obligations of any nature (whether known or unknown and whether absolute, accrued, contingent, or otherwise) except for liabilities or obligations reflected or reserved against in the Financial Statements and current liabilities incurred in the ordinary course of business since the respective dates thereof.

(z)            Transactions with Affiliates and Related Persons.  Other than in the ordinary course of business, the Acquired Companies and CellStar Mexico have not been and are not presently party to any transaction, relationship and contract with Affiliates or related persons of the Acquired Companies.  None of the officers, directors or stockholders of the Acquired Companies or their subsidiaries, or any members of their immediate families are indebted to the Acquired Companies and/or their subsidiaries or have any direct or indirect ownership interest (i) in any firm or corporation with which the Acquired Companies and their subsidiaries are affiliated or with which the Acquired Companies and their subsidiaries have a business relationship, or (ii) in any firm or corporation which competes with the Acquired Companies or their subsidiaries, other than passive investments in publicly traded companies (representing less than 1% of such company) which may compete with the Acquired Companies or their subsidiaries.  No officer, director or stockholder, or any member of their immediate families, is, directly or indirectly, interested in any material asset used in or otherwise relating to the business of the Acquired Companies or their subsidiaries, or any material contract with the Acquired Companies (other than such contracts as relate to any such person’s ownership of capital stock or other securities of the Acquired Companies).  The Acquired Companies and their subsidiaries are not guarantors or indemnitors of any indebtedness of any other person, firm or corporation.  All transactions with Affiliates of the Acquired Companies and each of their subsidiaries are on terms comparable to those that would be obtained in an arm’s-length transaction between unrelated third parties, which terms have been disclosed to Purchasers. As from the date of this Agreement and up to the Closing Date each and all of the transactions of the Acquired Companies with Affiliates or related persons will require the prior written authorization of Purchasers.

(aa)         No Violation; Consents.  The execution and delivery by Sellers of this Agreement and each other instrument to be delivered by Sellers in connection herewith and the performance of their obligations hereunder, will not (i) violate or conflict with the by-laws or other organizational documents of either CellStar Mexico, the Acquired Companies or Sellers; (ii) with or without the giving of notice or the passage of time or both, conflict with, result in the breach or termination of, constitute a default under, or give any right to terminate, accelerate or modify, any contract to which either CellStar Mexico, the Acquired Companies or Sellers is a party or by which either CellStar Mexico, the Acquired Companies or Sellers or any of their properties or assets may be bound; (iii) constitute a violation of any permit or legal requirement applicable to either CellStar Mexico, the Acquired Companies or Sellers or any of its properties or assets; or

(iv) result in the creation or imposition of any lien upon the properties or assets of either CellStar Mexico, the Acquired Companies or Sellers, other than the lien created in connection with any credit commitment related with the financing of the transaction contemplated hereby.

(bb)         No Material Adverse Effect.  Other than (i) general economic conditions, and (ii) conditions in the financial markets, there are no present or past conditions relating to the Acquired Companies or any of their subsidiaries, or relating to any of its or their assets or properties, that would reasonably be expected to have a material adverse effect on the Acquired Companies and their subsidiaries, taken as a whole.

(cc)         No Brokers.  Neither the Sellers nor any of its Affiliates has made any agreement or taken any action which will cause any person or entity to become entitled to a broker’s fee or commission as a result of the transactions contemplated hereunder, except for any fee which may be payable to Raymond James & Associates, Inc., pursuant to the engagement letter between CellStar Corporation and Raymond James & Associates, Inc. dated May 19, 2005, as amended.

(dd)         No Other Representation or Warranty.  Other than as expressly set forth in this Section 5 neither the Sellers nor any of its officers, directors, employees, agents, representatives or Affiliates, make any representation or warranty whatsoever.

6.             Representations of Purchasers.  Purchasers hereby represent and warrants to Sellers as follows:

(a)           Good Standing.  Each of the Purchasers is duly organized, validly existing, and in good standing under the laws of Mexico, and has all requisite corporate power and authority to own, lease and operate its properties and to carry on its business.

(b)           Authority.  Each of the Purchasers has all requisite corporate power and authority to execute, deliver and perform its obligations under this Agreement as of the Closing.  This Agreement and the attached Exhibits have been duly executed and delivered by the Purchasers  and constitute the valid and binding obligations of the Purchasers enforceable in accordance with their respective terms, subject to bankruptcy, insolvency, moratorium, reorganization, and other laws affecting creditors’ rights generally and to limitations in the availability of equitable remedies.

(c)           No Brokers.  None of the Purchasers or any of its stockholders or Affiliates have made any agreement or taken any action which will cause any person or entity to become entitled to a broker’s fee or commission as a result of the transactions contemplated hereunder.

(d)           No Other Representation or Warranty.  Other than as expressly set forth in this Section 6 neither the Purchasers nor any of its officers, directors, employees, agents, representatives or Affiliates, make any representation or warranty whatsoever and, specifically, make no representation or warranty as to the financial condition, results of operations, cash flows, business, properties, prospects or creditworthiness of, or any other circumstance in connection with Purchasers.

7.             Sellers’ Conditions to Closing the Purchase of Stock.  Sellers’ obligations to sell the Stock to Purchasers and to consummate the other transactions contemplated by this Agreement in connection therewith are expressly conditioned upon and subject to the satisfaction or written waiver by Sellers of the following conditions:

(a)           the written consent and approval of Wells Fargo Foothill and CapitalSource, secured lenders to, inter alia, Sellers permitting the transfer of the Stock to Purchasers and releasing any rights and interests they may have in and to such Stock notwithstanding the terms and conditions of the WFF Encumbrance and the CapitalSource Encumbrance;

(b)           the adoption of resolutions of the Board of Directors of Sellers and CellStar Corporation approving the sale of the Stock and the other transactions contemplated in this Agreement;

(c)           the release and termination of any and all guarantees issued by CellStar Corporation and CellStar, Ltd. for the benefit of the Acquired Companies, CellStar Mexico, CII, and any of their subsidiaries or Affiliates;

(d)           the delivery to Sellers during the period set forth in Section 3 hereof, of the Letter of Credit substantially in the form of Exhibit “A”;

(e)           the delivery to Sellers and CellStar Corporation of a mutual release, substantially in the form attached hereto as Exhibit “B-1”, executed by Purchasers, the Acquired Companies, CellStar Mexico and CII;

(f)            the approval by the stockholders of CellStar Corporation of the sale of the Stock and the Alternate Transaction, and the other transactions contemplated in this Agreement;

(g)           delivery by Purchasers of a certificate confirming that the representations and warranties of Purchasers contained herein are true and correct as of the Closing Date, and that the conditions precedent to Purchasers’ performance under this Agreement have either been satisfied or waived by Purchasers;

(h)           delivery to Sellers and CellStar Ltd of the Consideration provided for in Section 2;

(i)            intercompany debt between the Acquired Companies or CellStar Mexico, on the one hand, and CellStar Corp., CellStar, Ltd., and NAC and any of their respective Affiliates or subsidiaries, on the other, (other than the Celular Express Payable) shall have been capitalized; and

(j)            in consultation with the Purchasers, the Sellers shall have allocated the consideration paid pursuant to Section 2(a) among the Sellers and Purchasers.

8.             Purchasers’ Conditions to Closing the Purchase of Stock.  Purchasers’ obligation to purchase the Stock from Sellers and to consummate the other transactions contemplated by this Agreement in connection therewith is expressly conditioned upon and subject to the satisfaction or written waiver by Purchasers of the following conditions:

(a)           the satisfactory performance of a financial, accounting and legal due diligence on CellStar Mexico and the Acquired Companies by the legal and financial advisors of Purchasers, same that shall begin as of the date of this Agreement and shall conclude on or before 4 (four) business days prior to the Closing Date (the “Due Diligence Process”);

(b)           each of the Acquired Companies and CellStar Mexico shall have held a Shareholders Meeting resolving on the approval and ratification of the transactions contemplated hereunder;

(c)           execution for transfer and assignment and the valid delivery by Sellers to Purchasers of good and marketable title to the Stock, free and clear of all liens and claims, including without limitation, the WFF and CapitalSource Encumbrances. For avoidance of doubt the Sellers shall deliver to Purchasers the stock certificates representing 100% of the Stock duly endorsed in property as provided in this Agreement;

(d)           delivery to Purchasers of a certificate issued by the Secretary of the Board of Directors of each of the Acquired Companies dated the Closing Date, stating that the transfer of the Stock has been recorded in the stock registry books of the Acquired Companies;

(e)           the Sellers shall have performed in all material respects all of the respective covenants and obligations required by this Agreement to be performed by them prior to or at the Closing Date;

(f)            the Purchasers shall have received satisfactory evidence, certifying that the net working capital of the Acquired Companies and CellStar Mexico on a consolidated basis is at least US $10 Million as of the Closing Date;

(g)           the Purchasers shall have received a certificate issued by a financial officer of the Acquired Companies certifying that the Acquired Companies and CellStar Mexico have been managed and operated as of the date of this Agreement and as of the Closing Date in the ordinary course of their respective businesses and in accordance with sound commercial and financial practices;

(h)           the Purchasers shall have received the audited financial statements of each of the Acquired Companies and CellStar Mexico as of December 31, 2005 and final unaudited financial statements as of December 31, 2006;

(i)            no preliminary or permanent injunction or other order of any governmental authority of competent jurisdiction restraining or prohibiting the consummation of the transactions contemplated by this Agreement shall be in effect.  No claim shall be pending, or threatened, seeking to restrain, enjoin or prohibit or declare illegal, or seeking substantial damages in connection with, any material part of the transactions contemplated by this Agreement;

(j)            execution and delivery to Purchasers by CellStar Ltd. of a Trademark License Agreement in the form and substance of Exhibit “C” attached hereto;

(k)           the delivery to Purchasers  of a mutual release, substantially in the form attached hereto as Exhibit “B-1”, executed by Sellers, CellStar Corp., and certain CellStar Affiliates,

(l)            intercompany debt between the Acquired Companies and CellStar Mexico, on the one hand, and CellStar Corporation, CellStar, Ltd. and NAC and any of their respective Affiliates or subsidiaries, on the other, (other than the Celular Express Payable) shall have been capitalized, in the understanding that Sellers shall indemnify and hold Purchasers and the Acquired Companies and CellStar Mexico harmless of any tax liability deriving from such capitalization.

(m)          the Sellers shall have delivered a written certification of allocation of the consideration paid pursuant to Section 2(a) amongst all assets to be acquired under such Section.

(n)           the Sellers shall have delivered to the Purchasers a written release addressed to the issuer Bank of the Letter of Credit authorizing the cancellation of the Letter of Credit.

(o)           the delivery to Purchasers of documentation that the Cellstar Mexico Sale has occurred, in the understanding that Sellers shall indemnify and hold Purchasers, CellStar Mexico and the Acquired Companies harmless of any tax liability deriving from the Cellstar Mexico Sale.

(p)           delivery by Sellers of a certificate confirming that the representations and warranties of Sellers contained herein are true and correct as of the Closing Date, and that the conditions precedent to Sellers’  performance under this Agreement have either been satisfied or waived by Sellers.

9.             Conditions of the Alternate Transaction.  If as a consequence of the Due Diligence Process performed by Purchasers on the Acquired Companies, the Purchasers decide not to purchase the Stock as provided in this Agreement, then Soluciones as set forth in Section 1(b) hereof, shall acquire from Celular Express and Celular Express shall transfer to Soluciones, the CII Series B Shares as provided for and under the conditions set forth in this agreement and upon and subject to the satisfaction by Soluciones of the following conditions:

(a)           Celular Express shall have held a Shareholders Meeting approving the Alternate Transaction;

(b)           execution for transfer and assignment and the valid delivery by Celular Express to Soluciones of good and marketable title  to the CII Series B Shares free and clear of all liens and claims, including the endorsement in property of the stock certificates representing the CII Series B Shares;

(c)           delivery to Soluciones of a certificate issued by the Secretary of the Board of Directors of Celular Express dated the Closing Date, stating that the transfer of the CII Series B Shares has been recorded in the stock registry book of CII;

(d)           insofar as they are applicable to the CII Series B Shares, the Sellers shall have performed in all material respects all of the respective covenants and obligations required by this Agreement to be performed by them prior to or at the Closing Date;

(e)           the delivery to Purchasers of a mutual release, substantially in the form attached hereto as Exhibit “B-2”, executed by Sellers, CellStar Corp., and certain CellStar Affiliates, and

(f)            delivery by Sellers of a certificate confirming that, insofar as they are applicable to the CII Series B Shares, the representations and warranties of Sellers contained herein are true and correct as of the Closing Date, and that the conditions precedent to Sellers’ performance under this Agreement have been satisfied or waived by Sellers.

(g)           the Sellers shall have delivered to the Purchasers a written assignment of the Telcel Contract in favor of CII, and granting to CII good and marketable title to the rights and obligations derived from such Distribution Agreement, including the Telcel Residual, such assignment in the form of Exhibit “E” hereof.

(h)           the Sellers shall have delivered to the Purchasers a written assignment and transfer of the Fixed Assets listed in Exhibit “D” in favor of CII, granting to CII good and marketable title to the Assets, such assignment in the form of Exhibit “F” hereof, which include the assignment and assumption by CII of the rights and obligations of the lease agreements described in Exhibit “D” hereof.

10.           Mutual Releases.  Purchasers, the Acquired Companies, CellStar Mexico and CII, on the one hand, and Sellers, CellStar Corporation, National Auto Center, Inc., NAC Holdings, Inc., CellStar International Corporation/SA, and CellStar, Ltd., on the other, shall enter into mutual releases, substantially in the form attached hereto as Exhibit “B-1”.  In the case of the Alternate Transaction, Exhibit “B-2” shall be excecuted.

11.           Trademarks.  If, but only if the Stock Sale is consummated:

(a)           As of the Closing, for no additional consideration, CellStar Ltd. will transfer all of its right title and interest in and to the Transferred Intellectual Property to Celular Express.

(b)           As of the Closing, for no additional consideration, Purchasers shall enter into the Trademark License Agreement with CellStar, Ltd. (in a form substantially similar to the attached Exhibit “C”) pursuant to which Purchasers  shall have the fully paid exclusive right to use Licensed Intellectual Property in all of its business dealings within the United Mexican States.

(c)           Notwithstanding the foregoing, if the Alternate Transaction is implemented or this Agreement is terminated, no transfer or license will be granted pursuant to (a) or (b) above.

12.           Access to Information.  Purchasers agree that they shall cause the Acquired Companies, CellStar Mexico and CII to make available to Sellers during normal business hours such historical financial, operational and other information, documents or other data pertaining to their historical business operations, that Sellers may deem necessary or appropriate in connection with any required filings, or in connection with any claims, litigation or governmental investigations which may arise following Closing.  All requests for information shall be directed to Mr. Miguel Angel Kuri.  Sellers shall reimburse Purchasers for any extraordinary out-of-pocket expenses incurred by Purchasers as a result of such assistance.

13.           2006 Profits/2007 Profits.

(a)           CII 2006 Profits; Deemed Full Satisfaction of Series A Preferred Dividend.  Calendar year 2006 profits (for purpose of this section 13, “profits” shall mean profits as classified on CII’s financial statements (for purposes of sections 13 (a) and (b)) and Celular Express’s financial statements (for purposes of section 13(c)) as the Net Fiscal Profit Accruals (“Cuenta de Utilidad Fiscal Neta”)) of CII shall be distributed to CII’s shareholders in accordance with the terms of the Joint Venture Agreement dated

April 26, 2005.  All rights of the Series A Shareholders to preferred dividends under the Class A stock of CII shall be deemed satisfied in full upon payment to the Series A Shareholders of the preferred dividend for calendar year 2006.

(b)           CII 2007 Profits.  Subject to the provisions contained in Section 17(d) hereinbelow, 150 days after the Closing Date, the Purchasers will cause CII to deliver to Sellers (i) in cash Celular Express’ pro rata share of the 2007 profits of CII as of the Closing Date; and (ii) financial statement showing the actual profits for the period from the beginning of CII’s 2007 calendar year to the Closing Date.

(c)           Celular Express 2007 Profits.  Subject to the provisions contained in Section 17(d) hereinbelow, 150 days after the Closing Date, all profits of Celular Express for its fiscal year 2007 through the date of Closing shall be paid to Audiomex; provided, however, this section 13(c) shall not apply if the Alternate Transaction is implemented.  Purchasers shall provide financial statements of Celular Express as of the Closing Date showing the actual profits for the period from the beginning of Celular Express’ 2007 fiscal year to the Closing Date.

14.           Continued Business Operations Pending Closing.  The parties covenant and agree to continue the business of the Acquired Companies, CellStar Mexico and CII according to recent historical business practices through the Closing Date.  Except as specifically provided for in this Agreement, neither the Sellers, nor any of their parent, subsidiary or Affiliates, including without limitation CellStar Corporation and CellStar, Ltd. shall have any continuing obligations to Purchasers, the Acquired Companies, CellStar Mexico or CII after the Closing Date.

15.           Tim Maretti.  If, at Closing, Tim Maretti (“Maretti”) is retained in any capacity by Purchasers, the Acquired Companies or CII or their designee, then CellStar Ltd. shall pay to Maretti at Closing 50%, and Purchasers shall pay to

Maretti at Closing 50%, of any “change of control” payment due by CellStar Ltd. to Maretti under the terms of his existing employment agreement with CellStar Ltd.  Maretti shall deliver to CellStar Ltd. at Closing, a full release of all claims under such agreement.  If Maretti is not so retained, then Purchasers shall have no obligation to CellStar Ltd. in respect of Maretti’s employment agreement.  In such event, however, CellStar Ltd. and its Affiliates would enforce Maretti’s post-employment non-competition covenant.

16.           Settlement of Ordinary Course Obligations.  At the Closing, Purchasers will cause CII to pay (i) to CellStar Corporation and CellStar, Ltd. all outstanding amounts due to CellStar Corporation or CellStar, Ltd. on the Closing Date, and (ii) in the case of the Alternate Transaction, to Celular Express all amounts due to it. The parties hereby agree that if the Alternate Transaction is consummated, CellStar Mexico and Celular Express may appoint in writing CII as their collection agent, an therefore, CII will collect all of the current and future account receivables of CellStar Mexico and Celular Express and liquidate and sell all the remaining inventory of such entities. In consideration for such collection services, CII will be entitled to receive 5% (five percent) of the collected amounts plus the applicable value added tax attributable to CII’s commission.

17.           Indemnification.

(a)           The representations and warranties contained in Sections 5(l), 5(s), 5(t), 5(u), 5(w) and 5(x) shall be true and correct as of the Closing Date, but such representations and warranties shall not survive the Closing Date.  Purchasers’ sole remedy for any breach of such representations and warranties shall be to implement the Alternate Transaction rather than the purchase of the Stock;

(b)           All other representations, warranties, covenants, and obligations in this Agreement or in any other certificate or document delivered pursuant to this Agreement will survive the Closing for a period of 150 days.  Any right to indemnification, payment of Damages (as defined below) or other remedy based on a breach of such representations, warranties, covenants, and obligations (other than those that do not survive the Closing) will not be affected by any investigation conducted with respect to, or any knowledge acquired (or capable of being acquired) at any time, whether before or after the execution and delivery of this Agreement or the Closing Date, with respect to the accuracy or inaccuracy of or compliance with, any such representation, warranty, covenant, or obligation.  The waiver of any condition based on the accuracy of any representation or warranty, or on the performance of or compliance with any covenant or obligation, will not affect the right to indemnification, payment of Damages, or other remedy based on such representations, warranties, covenants, and obligations.

(c)           Subject to the limitation contained hereinbelow in Section 17(d), the Sellers, jointly and severally, shall indemnify and hold harmless Purchasers, the Acquired Companies, CellStar Mexico and their respective representatives, stockholders, controlling persons, and Affiliates (collectively, the “Indemnified Persons”) for, and will pay to the Indemnified Persons the amount of, any loss, liability, claim, damage, expense (including costs of investigation and defense and reasonable attorneys’ fees), whether or not involving a third-party claim (collectively, “Damages”), arising, directly or indirectly, from or in connection with: (i) any breach of any representation or warranty (other than those which do not survive the Closing) made by any Seller in this Agreement or any other certificate or document delivered by any Seller pursuant to this Agreement;

(ii) any breach of any representation or warranty made by any Seller in this Agreement as if such representation or warranty were made on and as of the Closing Date; any breach by any Seller of any covenant or obligation of any such Seller in this Agreement; or (iii) any claim by any person for brokerage or finder’s fees or commissions or similar payments based upon any agreement or understanding alleged to have been made by any such person with any of the Sellers, CellStar Mexico or any Acquired Company (or any Person acting on their behalf) in connection with any of the transactions contemplated hereunder. The remedies provided in this Section will be the exclusive remedies that may be available to Purchasers or the other Indemnified Persons.

Additionally, the parties agree that the Sellers, jointly and severally, shall indemnify and hold harmless the Indemnified Persons for, and will pay to the Indemnified Persons the amount of Damages arising, directly or indirectly, from or in connection with any taxes owing by any Sellers to any governmental body as a result of the transactions contemplated hereunder.

(d)           The sole and exclusive remedy of Purchasers or the Other Indemnified Parties for a breach by Sellers of the representations and warranties (other than those that do not survive the Closing) or the failure by Sellers to perform the covenants contained herein shall be to deduct from amounts otherwise payable to Sellers pursuant to Sections 13(b) and 13(c), the Damages incurred by reason of such breach; provided, however, in the event this Agreement is terminated pursuant to Section 20(a)(v), Purchasers shall be entitled to the payments provided therein.

(e)           Purchasers will indemnify and hold harmless Sellers, and will pay to Sellers the amount of any Damages arising, directly or indirectly, from or in connection with (a) any breach of any representation or warranty made by Purchasers in this Agreement or in any certificate delivered by Purchasers pursuant to this Agreement, (b) any breach by Purchasers of any covenant or obligation of Purchasers in this Agreement, or (c) any claim by any person for brokerage or finder’s fees or commissions or similar payments based upon any agreement or understanding alleged to have been made by such person with Purchasers (or any person acting on their behalf) in connection with any of the transactions contemplated hereunder.

(f)            If Closing occurs, whether of the Stock purchase transaction or the Alternative Transaction, Purchasers will have no liability (for indemnification or otherwise) with respect to any representation or warranty, or covenant or obligation to be performed and complied with prior to the Closing Date.

18.           Choice of Law/Arbitration. THIS AGREEMENT SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE UNITED MEXICAN STATES.

Any dispute, controversy or claim arising out of or relating to this Agreement or the breach, termination or validity hereof shall be finally settled by arbitration administered by the International Chamber of Commerce (the “ICC”) in accordance with the International Chamber of Commerce Rules of Arbitration (the “ICC Rules”) (except as such ICC Rules may be modified herein or by agreement of the parties to such arbitration).  Without limiting the foregoing, the arbitration provisions set forth herein, and any arbitration conducted thereunder, shall be governed exclusively by the ICC Rules, the Mexican Commerce Code, and by the United Nations Convention on the Recognition and Enforcement of Foreign Arbitral Awards of

June 10, 1958, to the exclusion of any state or municipal law of arbitration.  The arbitration shall be conducted by an arbitral tribunal of three arbitrators (the “Tribunal”).

If there are two parties to the arbitration, each party shall nominate an arbitrator within 30 days of the commencement of arbitration proceedings and those two arbitrators shall within a further 30 days agree upon a third arbitrator, who shall act as the presiding arbitrator (the “Chairman”) of the Tribunal; provided, that if (A) at the end of the second 30-Day period, the arbitrators nominated by the parties or appointed by the ICC pursuant to clause (B) of this sentence are unable to agree upon the third arbitrator, such third arbitrator shall be appointed by the ICC and (B) if any party (or group of parties) fails to nominate its arbitrator within 30 days of the commencement of arbitration proceedings, such arbitrator shall be appointed by the ICC.

If there are more than two parties to an arbitration, whether under the petition initiating the arbitration, by intervention of one or more interested parties, or by consolidation of arbitrations brought under this Agreement, the arbitrating parties shall in good faith attempt to group themselves in two groups for purposes of selecting arbitrators as contemplated by clause (i), and each such group shall attempt to make its selection, it being understood that parties that are Affiliates shall always be in the same group.  Notwithstanding the foregoing, if it shall not be possible to form two such groups, or if a consensus is not reached within each group as to the arbitrator to be selected by it, any party to the arbitration may so inform the ICC within 30 days of the commencement of the arbitration proceedings, and in such case all three arbitrators (including which arbitrator shall be the Chairman) shall be appointed by the ICC and shall not be any person previously nominated by any party.

A decision of the majority of the arbitrators shall be binding. Unless the parties shall otherwise agree in writing, the arbitration shall be held in Mexico.  The language of the arbitration, the submission of all writings, the decision of the Tribunal and the reasons supporting that decision shall be in the English language. The arbitration proceeding shall be conducted and concluded as soon as reasonably practicable, based on the schedule established by the Tribunal, but in any event the Tribunal shall use its reasonable best efforts to render its decision within 120 days following the selection of the Chairman; provided, that if the decision is rendered after such 120th day, the decision shall not be rendered void or unenforceable by reason of such delay.  The parties desire that any dispute, controversy or claim be resolved quickly and at the lowest possible cost, and the Tribunal shall act in a manner consistent with these intentions, including limiting discovery to only that which is absolutely necessary to enable the Tribunal to render a fair decision that reflects the parties’ intent set forth in this Agreement.

In addition to the authority conferred upon the Tribunal by the ICC Rules in effect at the time, the Tribunal shall have the authority to grant interim or provisional remedies, including injunctive relief.  Without limiting the authority conferred on the Tribunal by this Agreement, the Tribunal shall have the authority to award specific performance. The decision of the Tribunal pursuant to this Section shall be final and binding on the parties and shall be enforceable in accordance with its terms by any court, and the parties agree for such purposes to submit to the jurisdiction of any court, with competent jurisdiction.  The parties waive to the fullest extent permitted by law any rights to appeal or to review the decision of the Tribunal by any court.

19.           Purchasers Default; Remedies

(a)           Purchasers Breach.  Purchasers shall be in breach of this Agreement if (i) the Purchasers decide to purchase the Stock from Sellers as provided in this Agreement and Purchasers fail to close and pay or cause to be paid to Sellers and CellStar Ltd. at the Closing the Consideration provided in Section 2 hereinabove once all the conditions set forth in this Agreement have been met to that effect or, if Purchasers chooses to implement the Alternate Transaction, if Purchasers fail to close and pay to Celular Express the Alternate Transaction Consideration provided in Section 2 hereinabove once all the conditions set forth in this Agreement have been met to that effect, (ii) subject to Section 17(d) hereinabove, this Agreement has not been terminated, (x) Purchasers fail to cause CII to pay to Sellers their share of CII’s 2007 calendar year profits as provided in this Agreement, and (y) Purchasers and Celular Express do not pay to Sellers their share of Celular Express’s 2007 calendar year profits as provided in this Agreement, or (iii) Purchasers shall fail to perform any of their obligations under this Agreement or if any of its representations or warranties are untrue in any material respect.

(b)           Remedies.  If Purchasers shall default in the performance of any of their obligations under this Agreement as set forth in paragraph (a) above, Sellers, at their election, may (i) declare Purchasers in default and terminate this Agreement after which Sellers shall have no further obligations hereunder; or (ii) declare Purchasers to be in default and demand and commence an arbitration proceeding to recover Damages incurred by Sellers by reason of Purchasers’ breach.  In addition to any other remedies available to Sellers upon a breach by Purchasers of their obligation to pay or cause to be paid, as the case may be, the Consideration or the Alternate Transaction Consideration, then upon a failure of Purchasers to pay or cause to be paid, as the case may be, the Consideration or the Alternate Transaction Consideration at Closing, Sellers will be entitled to draw the full amount of the Letter of Credit as payment of the Alternate Transaction Consideration.

(c)           Sellers Breach.  Sellers shall be in breach of this Agreement if (i) the Sellers fail to transfer the Stock to Sellers at Closing as provided in this Agreement once all the conditions set forth in this Agreement have been met to that effect or (ii) Purchasers chooses to implement the Alternate Transaction, and Celular Express fails to close and transfer to Soluciones the CII Series B Shares provided in Section 2 hereinabove once all the conditions set forth in this Agreement have been met to that effect, or (iii) Sellers shall fail to perform any of their obligations under this Agreement.

(d)           Remedies.  If Sellers shall default in the performance of any of their obligations under this Agreement as set forth in section (c)(i) or (c)(ii) above, Purchasers may declare Purchasers to be in default and demand payment of an amount of US $600,000 as a termination fee.  In addition, in the event of such termination, the Sellers shall reimburse Purchasers in the sum of up to US $200,000 for Purchasers’ reasonable out of pocket expenses incurred in connection herewith.

20.           Termination/Effect of Termination.

(a)           Termination.  This Agreement may be terminated at any time prior to the Closing Date:

(i)                                     by mutual written consent of Purchasers and Sellers;

(ii)           by Purchasers, on the one hand, or Sellers, on the other hand, if (i) the Closing shall not have been consummated by March 31, 2007, provided, however, that the right to terminate this Agreement under this Section shall not be available to any Party whose failure to fulfill any obligation under this Agreement has been the cause of, or resulted in, the failure of the Closing Date to occur on or before such date or (ii) a court of competent jurisdiction or governmental, regulatory or administrative agency or commission shall have issued an order, decree or ruling or taken any other action (which order, decree, ruling or other action the Parties hereto shall use their reasonable efforts to vacate), in each case permanently restraining, enjoining or otherwise prohibiting the transactions contemplated by this Agreement;

(iii)          by Purchasers, if Purchasers are not in material breach of any of its representations, warranties, covenants and agreements under this Agreement and there has been a breach of any representation, warranty, covenant or agreement contained in this Agreement on the part of Sellers and (i) Sellers are not using their reasonable best efforts to cure such breach or have not cured such breach, in either case, within ten (10) business days after receipt of notice of such breach by Sellers (provided, however, that, no cure period shall be required for a breach which by its nature cannot be cured) and (ii) as a result of such breach any of the conditions set forth in this Agreement would not then be satisfied, and

(iv)          by Sellers, if Sellers are not in material breach of any of its representations, warranties, covenants and agreements under this Agreement and there has been a material breach of any representation, warranty, covenant or agreement contained in this Agreement on the part of Purchasers and (i) Purchasers are not using their reasonable efforts to cure such breach or have not cured such breach, in either case, within ten (10) business days, after receipt of notice of such breach by Purchasers (provided, however, that no cure period shall be required for a breach which by its nature cannot be cured), and (ii) as a result of such breach any of the conditions set forth in this Agreement would not then be satisfied.

(v)           by Sellers or Purchasers, if the CellStar Corporation Board of Directors approves or recommends for shareholder approval any other transaction (the “Superior Transaction”) regarding the assets and property that are the subject of this Agreement; provided from and after the execution of this Agreement neither CellStar Corporation, Sellers, nor any of their subsidiaries will solicit third parties for any transaction involving the assets that are the subject of this Agreement; provided, however, to the extent required by applicable law, CellStar Corporation, Sellers and their Affiliates may take reasonable steps to investigate the merits of and negotiate with third parties in connection with an unsolicited Superior Transaction.

The parties hereby agree that if this Agreement is terminated under Section 20(a)(v), the Sellers shall pay to Purchasers the amount of US $600,000 as a termination fee.  In addition, in the event of such termination under Section 20(a)(v), the Sellers shall reimburse Purchasers in the sum of up to US $200,000 for Purchasers’ reasonable out of pocket expenses incurred in connection herewith.  The payment provided for in this section shall be in lieu of the payment provided for in section 19(d).

(b)           Effect of Termination.  In the event of the termination of this Agreement as provided in this section 20, this Agreement shall, forthwith become null and void and there shall be no liability on the part of any Party hereto, provided, however, that nothing herein shall relieve any Party from liability for any willful breach hereof.

21.           Closing.  The Closing of the transactions contemplated by this Agreement shall occur no later than ten (10) calendar days  after all the conditions to the parties’ obligations to close have been satisfied or waived, which shall not be later that March 31, 2007 (the “Closing Date”).  The Closing Date may be extended by the mutual written agreement of Sellers and Purchasers.

22.           Non-Compete.  The Sellers agree that, during the term of this Agreement and during three (3) years following the date of the Closing, the Sellers and CellStar Corporation shall not, directly or through any Affiliate, subsidiary or third person, engage in any Competing Business or acquire an interest or participation in any person, or render services to any person engaged in any Competing Business.  The Sellers and the Purchasers acknowledge that compliance with this Section 22 is necessary to protect the goodwill and the business of the Acquired Companies and CellStar Mexico and to prevent Competing Businesses from obtaining an unfair advantage.  The Sellers and the Purchasers further acknowledge that a breach of the obligations contained in this Section 22 by the Sellers or CellStar Corporation would result in irreparable and continuing damage to Purchasers, CellStar Mexico and the Acquired Companies for which there may be no adequate remedy at law.  As a result of the foregoing, in case of breach of the covenant not to compete provided in Section 22, the Sellers and CellStar Corporation stipulate and agree that Purchasers have no adequate remedy at law and that injunctive relief, both temporary and permanent, are the appropriate remedy.  Sellers consent to expedited proceedings in a court of competent jurisdiction in the United States of America in respect of Purchasers’ seeking such injunctive relief.  Purchasers, CellStar Mexico and the Acquired Companies shall also be entitled to demand from the Sellers compensation for all incurred damages and losses.

For purposes of this Section 22, the term “Competing Business”“ means the  distribution, sale and commercialization on wholesale and retail basis of cellular telephones, air time and related products, and the provision to third parties of packing and activation services (fulfillment) of mobile telephones to be sold pursuant to named customers, all within the territory of Mexico.

23.           Entire Agreement.  This Agreement represents the entire agreement between the parties with respect to the sale and purchase of the Stock or the CII Series B Shares, and may not be modified or amended except in a writing signed by authorized representatives of each party.

24.           Notices. All notices, requests and other communications to any party hereunder shall be in writing and sufficient if delivered by hand, by facsimile (with confirmation of receipt) or by overnight courier service, in each case addressed as follows:

If to Sellers:	CellStar Corporation
601 S. Royal Lane
Copel, Texas 75019
Attention: Elaine Flud Rodriguez
Facsimile: 972-466-5484

with copy to:	Haynes and Boone, LLP
901 Main St.; Suite 3100
Dallas, Texas 75202
Attention: William R. Hays
Facsimile: 214-200-0467

If to Purchasers:	Alberto Zamora No. 110
Colonia Barrio del Niño Jesus,
04020, Coyoacán, México, D.F.
Attention: Miguel Angel Kuri

with a copy to:	Forastieri Abogados, S.C.
Prolongación Paseo de la Reforma 600-201
Col. Santa Fe
01210 México, D.F.
Attention: Héctor Sequels T, Esq.
Facsimile: (525) 21674302

or to such other address or facsimile number as the Party to whom notice is to be given may have furnished to the other Parties in writing in accordance herewith.  Each such notice, request or communication shall be effective when so delivered by hand or facsimile and on the first business day following the date on which such communication is sent when delivered by overnight courier service.

25.           Costs and Expenses of the Parties. All costs and expenses incurred by each party prior to the Closing in connection with the negotiation and consummation of this Agreement and the transactions contemplated hereby shall be borne by the Party so incurring such expenses.

26.           Assignment. The Purchasers may assign its rights and obligations under this Agreement and all other documents foreseen hereunder to any of their corresponding Affiliates through a written previous notification to the Sellers.

IN WITNESS WHEREOF, each of the parties has caused this Stock Purchase Agreement to be duly executed and delivered as of the day and year first above written.

SELLERS			PURCHASERS

Audiomex Export Corporation		Soluciones Inalámbricas, S.A. de C.V.

By:	/s/ Robert Kaiser	By:	/s/ Miguel Angel Kuri Haddad
Name:	Robert Kaiser	Name:	Miguel Angel Kuri Haddad
Title:	Chief Executive Officer	Title:	Attorney-in-fact

National Auto Center, Inc.		Prestadora de Servicios en Administración y Recursos
Humanos, S.A. de C.V.

By:	/s/ Robert Kaiser	By:	/s/ Miguel Angel Kuri Haddad
Name:	Robert Kaiser	Name:	Miguel Angel Kuri Haddad
Title:	Chief Executive Officer	Title:	Attorney-in-fact

ACQUIRED COMPANIES

Celular Express S.A. de C.V.

By:	/s/ Elaine Flud Rodriguez
Name:	Elaine Flud Rodriguez
Title:	Director

By:	/s/ Raymond L. Durham
Name:	Raymond L. Durham
Title:	Director

Celular Express Management, S.A. de C.V.

By:	/s/ Elaine Flud Rodriguez
Name:	Elaine Flud Rodriguez
Title:	Director

By:	/s/ Raymond L. Durham
Name:	Raymond L. Durham
Title:	Director

OTHER CELLSTAR PARTIES

CellStar International Corporation/SA

By:	/s/ Robert Kaiser
Name:	Robert Kaiser
Title:	Chief Executive Officer

CellStar Corporation

By:	/s/ Robert Kaiser
Name:	Robert Kaiser
Title:	Chief Executive Officer

CellStar Ltd.
By: National Auto Center, Inc., General Partner

By:	/s/ Robert Kaiser
Name:	Robert Kaiser
Title:	Chief Executive Officer

CellStar Mexico, S.A. de C.V.

By:	/s/ Elaine Flud Rodriguez
Name:	Elaine Flud Rodriguez
Title:	Director

CII

Comunicación Inalámbrica Inteligente, S.A. de C.V.

By:	/s/ Miguel Angel Kuri Haddad
Name:
Title:

SERIES A SHAREHOLDERS

By:	/s/ Jose Kuri Harfush	By:	/s/ Miguel Angel Kuri Haddad
	Name: Jose Kuri Harfush		Name: Miguel Angel Kuri Haddad

By:	/s/ Diego Rodrigo Kuri Haddad	By:	/s/ Ricardo Kuri Haddad
	Name: Diego Rodrigo Kuri Haddad		Name: Ricardo Kuri Haddad

By:	/s/ Leonard Kuri Haddad	By:	/s/ Enrique Alarcon Cremoux
	Name: Leonard Kuri Haddad		Name: Enrique Alarcon Cremoux

List of Omitted Exhibits and Schedules

Exhibit	DESCRIPTION

EXHIBIT A	Form of Letter of Credit

EXHIBIT B-1	Form of Mutual Release by Purchasers, the Acquired Companies, CellStar Mexico and CII

EXHIBIT B-2	Form of Mutual Release by Sellers, CellStar Corp., and certain CellStar Affiliates

EXHIBIT C	Form of Trademark License Agreement

EXHIBIT D	Fixed Assets List

EXHIBIT E	Form of Written Assignment of the Telcel Contract in favor of CII

EXHIBIT F	Form of Written Assignment and Transfer of the Fixed Asset List in Favor of CII

SCHEDULE	DESCRIPTION

Schedule 5(s)	Employee and Labor Relationships